

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2023

David Andrada
Chief Executive Officer
Fat Projects Acquisition Corp
27 Bukit Manis Road
Singapore, 099892

Re: Fat Projects Acquisition Corp
 Preliminary Proxy Statement on Schedule 14A
 Filed March 20, 2023
 File No. 001-40755

Dear David Andrada:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Andy Tucker